Exhibit II-4
(English Language Summary)
Share Exchange Agreement entered into by and between Canon Inc. and Canon Machinery Inc., dated June 28, 2010
     A translation of the Share Exchange Agreement entered into by and between Canon Inc. and Canon Machinery Inc., dated June 28, 2010 is included in Canon Machinery Inc.’s Notice of Convocation of the Extraordinary General Meeting of Shareholders dated July 30, 2010, attached as Exhibit I-2.

II-4-1